Exhibit 99.1

Crescent Point Announces 2023 Annual Meeting of Shareholders Details

CALGARY, AB, May 5, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) announces that its Annual Meeting of Shareholders ("AGM") will be held on May 18, 2023, at the Calgary TELUS Convention Centre (120 9th Avenue SE) at 10:00 a.m. MT (12:00 p.m. ET).

Shareholders are encouraged to attend the meeting. For those unable to attend, a live webcast of the AGM is available. It will not be possible to vote, or otherwise participate in the meeting through the webcast. The live webcast and replay is also accessible through the conference call and webcasts page of the Company's website.

For further information about the AGM, including access to all meeting materials, please visit Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/05/c0746.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:30e 05-MAY-23